Exhibit 21.1

List of Subsidiaries of the Combined Entity

Subsidiary	Jurisdiction of Organization
RSVAC Merger Sub Inc.	Delaware
Enovix HoldCo Limited	Cayman Islands
Enovix OpCo Limited	Cayman Islands
Enovix Philippines	Philippines